

June 11, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re:** **Overstock.com, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-166871**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 000-49799**.

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We have also reviewed the above Exchange Act filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments

Registration Statement on Form S-1

General

1. We note your statement on the cover page that "this prospectus is part of a Registration Statement on Form S-1 filed with the SEC to register these shares, regardless of whether or not you accept the Rescission Offer" Please provide a complete discussion on how the unregistered securities will become registered.

2. Please describe in an appropriate place in your filing whether there will be any restrictions on the future transfer of shares not tendered to you in this rescission offering.

Effect of the Rescission Offer, page 11

3. Please disclose any risks that a shareholder assumes if he or she fails to accept the rescission offer.

Questions and Answers About the Rescission Offer, page 3

4. Consider including a brief discussion of the material federal income tax consequences in this section.

Q: Why are you making the Rescission Offer?, page 3

5. We note that the rescission offer only covers 65,465 shares issued through the Overstock.com Stock Fund between July 1, 2008 and June 30, 2009. However, on page 19 you state that between August 16, 2006 and June 17, 2009 you issued 203,737 more shares than you registered for issuance. Please revise this section and your "Effect of the Rescission Offer" section to clarify why this rescission offer only covers 65,465 shares issued between July 1, 2008 and June 30, 2009 instead of the 203,737 shares issued through the Stock Fund from August 16, 2006 to June 17, 2009.

6. Please revise this section to describe any pertinent state rescission offer statutes, with an explanation of any time periods, and the extent to which the offer limits or does not limit the offeree's right to sue under state law. We note your risk factor disclosure on page nine regarding federal and state laws regarding rescission offers.

Q: What interest rate will be used in calculating any amounts owed to me?, page 5

7. Please disclose in this section and in any other appropriate section of your registration statement how you selected the annual interest rate of 12%.

Q: What is the effect of the Rescission Offer on my ability to assert claims?, page 6

8. We note your statement that "[t]he staff of the SEC takes the position that a person's federal right of rescission may survive a rescission offer." Please revise to state that the SEC's staff takes the position that a rescission offer does not alter a person's remedies under the Securities Act. This comment also applies to the similar disclosure that appears on pages nine and 11.

Q: Will the Rescission Offer affect my ability to direct transactions in my account?

9. Please revise this section and your "Notice of Blackout Period "section located on page 15 to indicate why the blackout period may differ, if at all, between a party that accepts the offer and one that rejects the offer.

Risk Factors, page 9

10. Please include a risk factor that explains that security holders who do not accept the rescission offer may exercise their legal rights under Section 12 throughout the remaining statutory period, even after the end of the rescission offer or tell us why you do not believe that this is a material risk.

The Rescission Offer may not bar claims relating to our issuance of shares…, page 9

11. You state that "[i]f a person accepts the Rescission Offer, [you] believe [y]our potential liability to that person will be eliminated." Please revise to disclose the basis for your belief and if you are referring to remedies under state law, federal law or both.

12. You state that if the Rescission Offer is rejected you may continue to be contingently liable for rescission or damages. Please revise to disclose if you are referring to state law, federal law or both.

The Rescission Offer, page 10

Background and Reasons for the Rescission Offer, page 10

13. We note your statement on page 11 that "[i]n late June 2009 we discovered that investments in the Overstock.com Stock Fund under the Plan exceeded the number of shares we had registered on Form S-8." Please state by how much you exceeded the number of shares you had registered on Form S-8 and when you first exceeded the amount of shares registered and how you discovered that you exceeded the number of shares registered. Also, please explicitly state in this section whether this is a complete rescission offer or only a partial offering and please discuss the effect, if any, if all of the shares you are registering are tendered to you or if only some of the shares are tendered to you.

Effect of the Rescission Offer, page 11

14. Please disclose any risks that a shareholder assumes if he or she fails to accept the rescission offer.

15. We note that you do not address the antifraud provisions of federal securities laws or rights under state securities laws, common law or equity. Please discuss the effect that acceptance or rejection of the rescission offer will have on shareholders rights under the anti-fraud provision of the applicable federal securities laws or under common law or equity.

Incorporation of Certain Documents by Reference, page 17

16. Please give the Commission file number for each document you incorporate by reference. Refer to Rule 411(d) of the Securities Act.

Item 17. Undertakings, page 23

17. Please provide the undertaking provided under Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

18. We note that the opinion expands the usual statement whereby counsel does not admit to being an expert as defined in Section 7 of the Securities Act of 1933. Please have counsel revise the legal opinion to state that counsel does not admit that they come within the category of a person whose consent is required under Section 7 of the Securities Act of 1933.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 52

Executive Commentary, page 60

19. Please expand this section, and the corresponding sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- We note your statement that your direct business is contributing a consistently smaller percentage of your total revenues. We also note that your fulfillment partner business has consistently contributed more to your total revenue. Please discuss if you expect the revenue generated by your direct business to continue to decrease and if you expect that your fulfillment partner business will continue to contribute more to your total revenue. Also, please discuss how the focus on your fulfillment partner business has contributed to you posting your first annual profit and discuss any other factors that you believe lead to your first annual profit.

- In the first full risk factor on page 21 you state that seasonality of your business places increased strain on your operations. In particular, you state that in the past you have been required to take significant inventory markdowns or write-offs. Please discuss how past mark-downs has affected your revenues and profit and what actions you have taken to mitigate the impact of seasonality on your operations going forward.

- You also indicate that you are involved in substantial litigation, including but not limited to the prime broker litigation. Please discuss how your involvement in these matters has affected, if at all, management's ability to focus on the day to day operations of the business.

Results of Operations, page 61

Gross Profit, page 62

20. Please discuss the underlying reasons for the changes in your Gross Margin, Direct Gross Profit, and Fulfillment Partner Gross Profit.

21. We note your statement that "[t]he other factors described above did not have a significant impact on the change in gross profit." Please tell us what "other factors" you are referring to in this instance.

22. Please briefly discuss why you elected to forgive a substantial portion of amounts due from your fulfillment partners for underbilllings that occurred in 2007 and 2008.

Operating expenses, page 64

23. Please revise to quantify by how much the compensation expense offset some of the improvement in lower advertising costs.

Liquidity and Capital Resources, page 71

Borrowings, page 75

24. With respect to your outstanding 3.75% Convertible Senior Notes, please discuss whether you plan to redeem them or what your plans are in light of their maturity date of December 1, 2011. Discuss how you intend to fund any redemption or otherwise pay off the remaining amount when they come due.

Redeemable Common Stock, page 74

25. You state that "[b]ased on the closing price of Overstock common stock of $13.56 at December 31, 2009, we anticipate that of the $744,000 of affected stock outstanding as of December 31, 2009, it would be uneconomical for participants to attempt to rescind their acquisitions of more than $163,000 of the stock. Please discuss in greater detail the basis for your belief and, in particular, why the December 31, 2009 closing price makes it uneconomical for the rescission of more than $163,000 of the stock. We note similar disclosure in your Form 10-Q for the fiscal quarter ended March 31, 2010.

Item 9A. Controls and Procedures, page 80

(b) Disclosure Controls and Procedures, page 81

26. We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports filed or submitted under the Exchange act, are "[r]ecorded, processed, summarized and reported within the specified time periods specified by the Commission's rules and forms." In future filings please include the entire definition provided in Exchange Act Rule 13a-15(e) of disclosure controls and procedures or omit the definition in its entirety. As such, please tell us, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

27. You state that your disclosure controls and procedures were not effective as of December 31, 2009 "due to the material weaknesses described below." Please confirm if this statement is a reference to your description of the weaknesses in your internal controls over financial reporting. If this statement was not a reference to your disclosure regarding the weaknesses in your internal controls over financial reporting, please describe the material weaknesses in your disclosure controls and procedures as of December 31, 2009 and the steps you are taking to correct the weaknesses.

Notes to Consolidated Financial Statements, page F-8

Note 2. Accounting Policies, page F-8

Sales Returns Allowance, page F-16

28. We note your allowance for sales returns has been consistently decreasing on a quarterly basis since at least the fourth quarter of 2008. Please address the following:

• Please show us your initial estimate of the allowance for sales returns compared to your actual sales return experience on a quarterly basis for the past twelve fiscal quarters ended March 31, 2010. In your response, please also include a reconciliation of the amounts reported on Schedule II in your Form 10-K/A for the fiscal year ended December 31, 2007 filed on November 7, 2008 on the net basis to the amounts now reported on the gross basis.

- We note your footnote (2) to Schedule II on page F-55 that for comparative purposes, the 2007 beginning balance has been shown on a gross basis. Please reconcile and explain why the amounts charged to expense and deductions of $68,933 and $61,536, respectively are different from the restated amounts reported in your Form 10-K/A for the year ended December 31, 2007 of $55,553 and $54,140.

- Your allowance for sales returns has decreased from approximately 5.4% of revenues as of the end of September 30, 2009 to approximately 3.7% of revenues for the quarter ended December 31, 2009. Please explain the decrease in the sales allowance given your approximate 66% increase in sequential fourth quarter 2009 revenue growth. Similarly, we note as a percentage of revenue your allowance for sales returns has decreased from approximately 5.7% of revenues as of the end of March 31, 2009 to approximately 2.8% of revenue for the quarter ended March 31, 2010. Please explain and disclose the decrease in the sales allowance given your approximate 42% increase in year-over-year comparable quarterly revenue growth.

- Please explain to us how you recorded the decrease in sales returns from December 31, 2009 to March 31, 2010. In this regard, please explain to us how the credit side of the entry was recorded.

- Refer to page 26 to your March 31, 2010 Form 10-Q. We read your statement, "[t]he allowance for returns was $7.4 million and $11.9 million at March 31, 2010 and December 31, 2009, respectively. The decrease in the sales returns reserve at March 31, 2010 compared to December 31, 2009 is primarily due to decreased revenues due to seasonality." In this regard, your allowance for sales returns, as a percentage of revenues, has been decreasing consistently for the past six quarters. Please tell us and disclose if there were other known factors or trends which affected the decrease in your allowance for sales returns, other than seasonality. For example, we noted an 18% decline in revenues from the fourth quarter of fiscal 2009 to the quarter ended March 31, 2010, although your allowance for sales returns decreased by 37.8% for the same comparable period. Please explain in detail and disclose why the allowance decreased by more than twice as much as the decrease in revenues. We may have further comment.

Credit card chargeback allowance, page F-16

29. Please explain the decrease in the credit card chargeback allowance given the increase in revenues. Further, please provide us a roll forward starting with the beginning balance of the allowance as of January 31, 2007 showing amounts charged to expense and deductions for actual chargebacks, ending with the allowance balance at March 31, 2010.

Note 16. Commitments and Contingencies, page F-35

30. FASB ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. We note that in instances where an accrual may have been recorded because all of the criteria in FASB ASC 450-20-25-2 appear to have been met, you have not disclosed the amount of the accrual, nor have you provided disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise to include all of disclosures required by paragraphs 3-5 of FASB ASC 450-20-50. In this regard, we do not believe that your general disclosure indicating that you have certain contingencies which are reasonably possible, with exposures to loss which are in excess of the amount accrued satisfies the criteria in FASB ASC 450. For example, we note you received a collective proposal to resolve a dispute by your payment of $7.5 million. Your disclosure does not indicate if you believe a loss is probable and have accrued any amounts or if a loss is reasonably possible. Please tell us the amounts accrued for those "certain contingencies" with exposures to loss in excess of the amount accrued. Further, please explain why you believe disclosure of the amount of accrual is not required for each particular matter where an estimate of the loss or range of loss can be made. Also, please tell us the date you received the proposal to resolve the dispute for payment in the amount of $7.5 million.

Definitive Proxy Statement on Schedule 14A

General

Board Leadership Structure, page 16

31. You state that you have sometimes separated the roles of Chairman and Chief Executive Officer. Please provide some examples of times you separated these roles, why you decided to do so and discuss any procedures you have for deciding when to separate these positions.

Information Regarding Director Nominees and Other Directors, page 18

32. For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In this regard, we note that you made general statements of attributes that certain directors may bring to your board of directors, but you do not state if these factors were why the director should serve as a director. Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that that the person should serve as a director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K

and, for guidance, please see the Division of Corporation Finance's Compliance Disclosure and Interpretations Question 116.05 under the section entitled "Regulation S-K" (March 12, 2010).

Compensation Discussion and Analysis, page 21

33. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Role of Compensation Consultant, page 23

34. Please state if your compensation committee directly engaged your compensation consultant. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Base Salary, page 24

35. We note that Mr. Johnson's salary was increased from $200,000 to $225,000 due to a promotion. Please indicate why you then increased his salary to $250,000.

2009 Bonus Pool, page 24

36. We note that the 2009 bonus amounts were based, in part, on the Compensation Committee's subjective view of the Named Executive Officers performance during the year. Please describe the elements of individual performance and/or contribution that the Compensation Committee considered when it determined the bonus amounts for each Named Executive Officer.

37. Please discuss why the Compensation Committee modified the 2009 bonus pool from 30% of the improvement in contribution achieved in 2009 over 2008 to 25%.

Executive Compensation Action Taken After Year-End, page 27

38. We note that in 2010 your Compensation Committee increased the salaries of your named executive officers, except for your Chief Executive Officer's salary. Please discuss the reason(s) the Compensation Committee elected to increase the salaries of your named executive officers and why in the amounts selected.

39. We note that you disclosed the amount that each named executive officer would be expected to receive if the actual amount of the executive bonus pool is equal to the Total Target Amount. Please discuss how you determined these amounts and how you will determine the actual bonus amounts each named executive officer will receive.

Compensation of Directors, page 32

    40. Please discuss how you determine the amount of restricted stock units that directors receive.

Directors Compensation Table, page 33

    41. In a footnote to the Director Compensation Table, please discuss how you determined the amount payable to James V. Joyce after his resignation from the board of directors.

Other Information, page 39

Certain Relationships and Related Transactions, page 39

    42. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

Changes in Internal Control Over Financial Reporting, page 39

    43. We note that you took several actions during your first fiscal quarter to remedy the material weaknesses in your internal controls over financial reporting. In light of these changes, please tell us how your management determined that these changes did not materially affect or were not reasonably likely to materially affect your internal controls over financial reporting for the fiscal quarter ended March 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Act of 1933, Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments directed to the Exchange Act filings, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-339 or in his absence Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas W. Adkins
        Bracewell & Giuliani LLP
        via facsimile